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                              December 13, 2022

       Nicole Anasenes
       Chief Financial Officer
       ANSYS Inc.
       2600 ANSYS Drive
       Canonsburg, PA 15317

                                                        Re: ANSYS Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 000-20853

       Dear Nicole Anasenes:

              We have reviewed your December 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response, we may have additional comments. Unless otherwise noted, our references to prior comments are those in our November 28, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 34

   1. We note your proposed revised disclosures in response to prior comment 3. While we acknowledge that you
have quantified the percentage change in your various revenue streams, your proposed
disclosure does not quantify the underlying factors that
                                                        contributed to the
change in your lease license license, perpetual license, service or maintenance revenues.
For example, you state that the increase in lease license revenue was driven by growth in
existing multi-year licenses and a shift toward multi-year lease products from annual
product sales. Please further revise to quantify the underlying factors that
contributed to the change in each revenue stream. Also, refrain from using terms such as
"primarily" in lieu of providing more specific quantitative disclosure. Refer to Item 303(b) of
Regulation S-K.
 Nicole Anasenes
ANSYS Inc.
December 13, 2022
Page 2

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.



                                                         Sincerely,
FirstName LastNameNicole Anasenes
                                                         Division of
Corporation Finance
Comapany NameANSYS Inc.
                                                         Office of Technology
December 13, 2022 Page 2
cc:       Brad Brasser, Esq.
FirstName LastName